SCHEDULE 13G

CUSIP No. 68555P100	Page 1 of 10 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2(b)

(Amendment No. 1)*

ORBCOMM Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

68555P100

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68555P100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PCG Satellite Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 4,116,383
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 4,116,383

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,116,383
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8%
12	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 68555P100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CalPERS/PCG Corporate Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 4,116,383
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 4,116,383

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,116,383
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8%
12	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 68555P100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PCG Corporate Partners Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 4,116,383
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 4,116,383

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,116,383
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8%
12	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 68555P100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pacific Corporate Group Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 4,116,383
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 4,116,383

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,116,383
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8%
12	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 68555P100

Item 1(a).	Name of Issuer:

ORBCOMM Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2115 Linwood Avenue

Suite 100

Fort Lee, NJ 07024

Item 2(a).	Name of Persons Filing:

PCG Satellite Investments LLC;

CalPERS/PCG Corporate Partners, LLC;

PCG Corporate Partners Investments LLC; and

Pacific Corporate Group Holdings, LLC.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address for each of the Reporting Persons is:

1200 Prospect Street, Suite #200

La Jolla, California 92037

Item 2(c).	Citizenship:

Each of the Reporting Persons is a limited liability company organized under the laws of Delaware

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.0001 per share

Item 2(e).	CUSIP Number:

68555P100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4	Ownership.

The following ownership is applicable to each Reporting Person:

(a)	Amount beneficially owned: 4,116,383 shares as of the date of this filing.

CUSIP No. 68555P100

PCG Satellite Investments, LLC owns directly 4,116,383 shares of common stock of the Issuer, which represents approximately 9.8% of the issuer’s outstanding common stock (based on 42,102,917 shares of common stock outstanding as of November 6, 2008 as reported in the Issuer’s most recent quarterly report on Form 10-Q filed on November 10, 2008). The managing member of PCG Satellite Investments LLC is CalPERS/PCG Corporate Partners, LLC, whose manager is PCG Corporate Partners Investments LLC. PCG Corporate Partners Investments LLC is indirectly wholly owned and managed by Pacific Corporate Group Holdings, LLC. Pacific Corporate Group Holdings, LLC is owned and managed by Christopher J. Bower and Pacific Corporate Group Holdings, Inc., which is in turn wholly owned and managed by Christopher J. Bower. Each of CalPERS/PCG Corporate Partners, LLC, PCG Corporate Partners Investments LLC, Pacific Corporate Group Holdings, LLC, Christopher J. Bower and Pacific Corporate Group Holdings, Inc. disclaims beneficial ownership of any securities, except to the extent of its pecuniary interest therein. PCG Satellite Investments LLC’s address is 1200 Prospect Street, Suite 2000, La Jolla, California 92037.

(b)	Percent of class: 9.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

  0

(ii)	Shared power to vote or to direct the vote:

  4,116,383

(iii)	Sole power to dispose or to direct the disposition of:

  0

(iv)	Shared power to dispose or to direct the disposition of:

  4,116,383

Item 5	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

CUSIP No. 68555P100

Item 8	Identification and Classification of Members of the Group.

Not Applicable.

Item 9	Notice of Dissolution of Group.

Not Applicable.

Item 10	Certifications.

Not applicable.

CUSIP No. 68555P100

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 12, 2009	PCG Satellite Investments, LLC

	By:	CalPERS/PCG Corporate Partners, LLC, its Managing Member

	By:	PCG Corporate Partners Investments LLC, its Manager

	By:	/s/ Timothy Kelleher
Timothy Kelleher
Authorized Signatory

Date: January 12, 2009	CalPERS/PCG Corporate Partners, LLC

	By:	PCG Corporate Partners Investments LLC, its Manager

	By:	/s/ Timothy Kelleher
Timothy Kelleher
Authorized Signatory

Date: January 12, 2009	PCG Corporate Partners Investments LLC

	By:	/s/ Timothy Kelleher
Timothy Kelleher
Authorized Signatory

Date: January 12, 2009	Pacific Corporate Group Holdings, LLC

	By:	/s/ Timothy Kelleher
Timothy Kelleher
Authorized Signatory

CUSIP No. 68555P100

Exhibit Index

No.	Description

1	“Joint Filing Agreement” is hereby incorporated by reference to Exhibit 1 to the Statement on Schedule 13G filed July 31, 2007.